# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rain Enhancement Technologies Holdco, Inc., CIK 0002028293
CUSIP: 75080J103
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 21 PLEASANT STREET, SUITE 237, NEWBURYPORT, Massachusetts (MA), 01950
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001104659-25-000973
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive,, Suite 100, Las Vegas, Nevada (NV), 89144, 702-781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 2,909,444; shared voting power 0; sole dispositive power 2,909,444; shared dispositive power 0; aggregate amount beneficially owned 2,909,444 (32.3% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (i) 650,120 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer") held directly by Mr. You, (ii) 237,956 shares of Class A Common Stock held by RHY Irrevocable Trust (the "Trust"), (iii) 564,375 shares of Class A Common Stock held by Berto LLC ("Berto"), a limited liability company of which Mr. You is the sole member, (iv) 23,101 shares of the Issuer's Class B common stock, par value $0.0001 per share ("Class B Common Stock") held by the Trust, and (v) 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of vested options held by Mr. You. Mr. You is the settlor and investment officer of the Trust, and his son is the beneficiary of the Trust. Accordingly, Mr. You may be deemed to have a pecuniary interest in the securities held by the Trust. Mr. You disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The Class B Common Stock is convertible into shares of Class A Common Stock as described under the heading "Description of Holdco's Securities" in the Issuer's Registration Statement on Form S-4 (File No. 333-283425) and has no expiration date.
  
  Note to Row 13: Based on 7,515,588 shares of Class A Common Stock outstanding as of January 30, 2025 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
- Berto LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 564,375; shared voting power 0; sole dispositive power 564,375; shared dispositive power 0; aggregate amount beneficially owned 564,375 (7.51% of the class)
  Comment: Note to Row 7, 9 and 11: Represents 564,375 shares of Class A Common Stock held by Berto LLC, a limited liability company of which Mr. You is the sole member.
  
  Note to Row 13: Based on 7,515,588 shares of Class A Common Stock outstanding as of January 30, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Rain Enhancement Technologies Holdco, Inc.
Address of issuer's principal executive offices: 21 PLEASANT STREET, SUITE 237, NEWBURYPORT, Massachusetts (MA), 01950
Comment: This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission (the "SEC") on January 3, 2025, by Harry L. You and Berto LLC (collectively, the "Reporting Person") relating to the Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer"), is being filed to report the closing of the previously-disclosed PIPE Investment and the issuance to the Reporting Person of 43,910 shares of Class A Common Stock in connection therewith. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Item 4 to the Schedule 13D is supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

As previously reported, in connection with the consummation of the business combination among the Issuer, Rain Enhancement Technologies, Inc. and Coliseum Acquisition Corp. (the "Business Combination"), between December 20, 2024 and December 31, 2024, the Issuer entered into subscription agreements ("Subscription Agreement") with investors, including an affiliate of the Reporting Person, for the sale in a private placement of an aggregate of $1.35 million of Class A Common Stock at a price per share of at a purchase price of approximately $11.39 per share, which was the expected approximate per share redemption price of the Coliseum Public Shares in the Business Combination (the "PIPE Investment"). The Reporting Person's affiliate subscribed for $500,000 of shares of Class A Common Stock in the PIPE Investment.

On January 29, 2025, the Reporting Person's affiliate funded its subscription and was issued 43,910 shares of Class A Common Stock pursuant to the Subscription Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Class A Common Stock owned by the Reporting Person is 2,909,444 shares, which includes 23,101 shares of Class A Common Stock issuable upon the conversion of 23,101 shares of Class B Common Stock held by the Reporting Person which may be converted at any time and from time to time at the option of the Reporting Person and includes 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of 1,433,892 Options which are fully vested. The Reporting Person's aggregate percentage of beneficial ownership is approximately 32.30%. References to percentage ownership of shares of Class A Common Stock in this Schedule 13D are based upon the 7,515,588 shares of Class A Common Stock outstanding as of January 30, 2025 according to records of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the 2,909,444 shares of Class A Common Stock reported in this Amendment.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Amendment, the Reporting Person has not engaged in any transaction during the past 60 days involving the shares of Class A Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You (01/31/2025)
- Berto LLC: /s/ Harry L. You, Harry L. You/Sole Member (01/31/2025)